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                                                                 EXHIBIT (a)(11)

                            KORN/FERRY INTERNATIONAL

Date:  [Promptly after cancellation]

To:    [Name of option holder]

From:  Gary C. Hourihan

Re:    Stock Option Exchange Offer

       This message confirms that on [date of cancellation], Korn/Ferry International canceled your option(s) to purchase [number] shares of Korn/Ferry common stock under the Performance Award Plan, which you tendered for exchange pursuant to your letter of transmittal. Subject to the terms and conditions described in our Offer to Exchange dated February 25, 2002, as amended on March 7, 2002, Korn/Ferry will grant you a replacement option to purchase [number] shares of Korn/Ferry common stock on or after September 27, 2002. Korn/Ferry will mail you a replacement stock option agreement within six to eight weeks after the grant of the replacement option.